

June 30, 2011

<u>Via E-mail</u>
Katsunori Nagayasu
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome,
Chiyoda-ku Tokyo 100-8330
Japan

>   **Re: Mitsubishi UFJ Financial Group, Inc.**
>   **Form 20-F for the year ended March 31, 2010**
>   **Filed August 16, 2010**
>   **Form 6-K**
>   **Filed April 21, 2011**
>   **File No. 000-54189**

Dear Mr. Nagayasu:

We have reviewed your response letter dated June 24, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>General</u>

1.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors

"Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen", page 9

2.   We have read your response to comment one. Given that you are unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors and that it will likely cause an indirect adverse effect on your financial results, please confirm that you plan to discuss how the recent natural and nuclear disasters have directly and indirectly impacted your operations, including any potential workouts or loan restructurings you may make to borrowers significantly affected by these events, in your Form 20-F for the year ended March 31, 2011.

Item 11 – Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 142

Credit Risk Management, page 144

Borrower Rating, page 145

3.   We have read your response to comment five. Please confirm whether you plan to expand your disclosure in future filings to discuss how you determine the expected debt-service capability as well as the primary data reviewed when determining your borrower rating system.

Note 31 – Fair Value, page F-121

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page F-129

4.   We have read your response to comments 15 and 16. Please confirm that you plan to expand your disclosures in future filings to discuss the different valuation techniques and assumptions used to value you the collateral underlying these loans.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant

cc: Mr. Tony Yu
    Paul, Weiss, Rifkind, Wharton & Garrison LLP